SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 06, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

SUMMONS NOTICE
MEETING OF THE DEBENTURES HOLDERS
OF THE 4TH PUBLIC ISSUANCE OF NON-CONVERTIBLE DEBENTURES

In light of Material Fact disclosed by Brasil Telecom S.A. (the “Company”) and by Brasil Telecom Participações S.A. on January 5th, 2006, the debenture holders of the Company’s 4th Public Issuance of Non-Convertible Debentures (the “4th Public Issuance”), in compliance with Article 71, Paragraph 1 of Law 6,404/76, as amended, are hereby summoned to attend the Meeting of the Debentures Holders (the “Meeting”) to be held on January 30th, 2006, at 02:30 p.m., at the Company’s headquarters, located in the city of Brasília, Federal District, at SIA SUL, ASP, LOTE D, BLOCO B, to deliberate on the following agenda:

Examine, discuss and deliberate on the management’s proposal for the adjustment of the financial covenant related to the ratio between the Consolidated EBITDA and the Consolidated Financial Expenses, provided for in Section 4.19.1. (e)(i) of the Indenture - Escritura Pública de Debêntures of the Company’s 4th Public Issuance of Debentures.
General Information:

The documents related to the agenda are available for the debenture holders at the Company’s headquarters as of this date.

The powers-of-attorney granted by debenture holders in favor of their representatives to attend the Meeting shall be filed at the Company’s headquarters at its Legal Department, at least 2 (two) business days prior to the date of the Meeting.

Brasília, January 6th, 2006.

Sérgio Spinelli Silva Júnior
Chairman of the Board of Directors
Brasil Telecom S.A.

“The Debentures have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 06, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer